Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

28 October 2002

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **pages follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

High Grade Gold Intercept results from Big Blow Prospect
dated 24 October 2002

Yours faithfully

M P WRIGHT
Executive Director

dlw 11/27

Herald Resources Limited
ACN 008 872 071
ABN 15 008 872 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

24 October 2002

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

Dear Sir

HIGH GRADE GOLD INTERCEPTS CONTINUE FROM BIG BLOW PROSPECT

MPI Mines Ltd, managers of our joint venture operations at Coolgardie, have advised results from follow up drilling at the Big Blow prospect.

Nine additional angled RC drillholes (BB005R to BB013R) were completed at Big Blow for a total of 1170m. The drilling was designed to test the dip and strike extensions of stockwork mineralisation reported during September, viz:

Southern Shoot	6571680N	TNG1750R	23m @ 5.72g/t Au from 108m
Northern Shoot	6571800N	TNG1748R	7m @ 12.69g/t Au from 99m

The latest drilling was designed to complete a 20m x 40m pattern around TNG1750R and a 40m x 40m pattern around TNH1748R. All drillholes intersected the steeply dipping silicified lode horizon which showed a varying sulphide content and intensity of quartz-carbonate stockwork veining.

Significant mineralisation was returned from the **southern shoot** as summarised below:

6571680N	BB005R	**2m @ 106.00g/t Au** from 158m
6571680N	BB006R	**8m @ 6.08g/t Au** from 89m
	(including	**4m @ 10.65g/t Au** from 89m)
6571700N	BB011R	**7m @ 14.71g/t Au** from 94m
	and	**1m @ 77.60g/t Au** from 109m
6571660N	BB012R	**9m @ 5.14g/t Au** from 100m
	(including	**4m @ 9.27g/t Au** from 100m)

All intercepts are in fresh-rock and comprised of dry, high quality samples.

Remaining holes returned anomalous to moderately mineralised results over similar widths. Detailed results are shown on the attached table and longitudinal section.

The potential to target high-sulphide portions of the lode using surface or down-hole geophysical techniques is also being assessed.

While the local control of high-grade shoots within the zone is still not clear, the program has demonstrated good grade continuity with previous intercepts. Mineralisation remains open in several directions and additional RC and core drilling is required to establish plunge orientations.

Yours faithfully

M P WRIGHT
Executive Director

Follow Up RC Results

Hole Number	Prospect	Grid North	Grid East	Dip	Magnetic Azimuth	Total Depth (m)	Significant Results (1.0 gpt Au lower cut off grade) From (m)	To (m)	Interval (m)	Grade (gpt Au)	Lode**
BB005R	Big Blow	6571678.40	325298.40	-60	90	186.00	141.00	143.00	2.00	1.31	Main Lode
							158.00	160.00	2.00	106.00	HW alt'n
							170.00	172.00	2.00	4.30	HW alt'n
							176.00	177.00	1.00	3.55	HW alt'n
BB006R	Big Blow	6571681.70	325394.10	-70	270	114.00	89.00	97.00	8.00	6.08	Main Lode
						incl.	89.00	93.00	4.00	10.65	Main Lode
BB007R	Big Blow	6571801.30	325474.20	-60	270	174.00	144.00	146.00	2.00	anomalous	Main Lode
BB008R	Big Blow	6571841.30	325441.20	-60	270	84.00	47.00	59.00	12.00	1.22	Main Lode
							63.00	64.00	1.00	2.10	FW alt'n
BB009R	Big Blow	6571841.40	325467.70	-60	270	132.00	100.00	102.00	2.00	4.30	Main Lode
BB010R	Big Blow	6571681.60	325392.20	-60	270	77.00	25.00	30.00	5.00*	1.34	HW Fgd
							51.00	57.00	6.00	anomalous	Main Lode
BB011R	Big Blow	6571701.50	325431.20	-52	270	120.00	94.00	101.00	7.00	14.71	Main Lode
							109.00	110.00	1.00	77.60	FW alt'n
BB012R	Big Blow	6571661.70	325413.50	-57	270	120.00	100.00	109.00	9.00	5.14	Main Lode
						incl.	100.00	104.00	4.00	9.27	Main Lode
BB013R	Big Blow	6571658.60	325294.20	-60	90	162.00	110.00	115.00	5.00*	1.28	FW alt'n
						162.00	138.00	145.00	7.00	anomalous	Main Lode

* = composite sample

** HW alt'n = Hangingwall alteration

FW alt'n = Footwall alteration

HW Fgd = Hangingwall granodiorite